LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409

March 7, 2005

British Columbia Securities Commission
701 West Georgia Street, 12th Floor
Vancouver, B.C. V7Y 1L2

Attention:	Scott Pickard, Senior Securities Analyst
Continuous Disclosure Review

Dear Sirs:

Re:	Linux Gold Corp. (the “Company”)
Amended and Restated Follow-up Information Pursuant to
Continuous Disclosure Review
File No.: X0-24505-10

Enclosed is an amended and restated news release which was originally SEDAR filed on December 16, 2004 under SEDAR filing no. 00723006 reporting initial drilling results on the Fish Creek Property.

We have amended and restated the information on the attached news release pursuant to a continuous disclosure review by the British Columbia Securities Commission. We have clarified the following information:

1.	we retracted the mineral resource previously disclosed because it does not comply with the disclosure requirements under NI 43-101;

2.	the in-situ value has been removed because the value did not take into consideration potential capital and operating costs as well as other critical factors such as recoveries, mineability, and economic viability;

3.	we have clarified the placer sampling details;

4.	the use of the term “oregrade” in the paragraph with the additional sampling details has been changed to “sample grades”; and

5.	we have removed the words “to probable reserve status” from the first sentence in the second paragraph of the placer comments section.

Also enclosed is a news release regarding our BLN Property in China. This is a new news release, therefore there is no prior SEDAR filing reference. We are filing this news release pursuant to a continuous disclosure review by the British Columbia Securities Commission to clarify information which appeared on our website and has since been removed.

Yours truly,

LINUX GOLD CORP.

Per: “John Robertson”

John Robertson
President

Enclosure